EXHIBIT 99.1

Equinox Gold Announces Filing and Mailing of Meeting Materials for the Special Meeting of Shareholders to Approve Business Combination with Orla Mining

VANCOUVER, British Columbia, June 23, 2026 (GLOBE NEWSWIRE) -- Equinox Gold Corp. (TSX: EQX, NYSE American: EQX) (“Equinox Gold” or the “Company”) will hold a special meeting of shareholders (“Meeting”) on July 22, 2026 commencing at 9:00 am Vancouver time.

  Your vote is important, regardless of how many shares you own.
  The board of directors of both companies unanimously recommend a vote FOR the Arrangement.
  Shareholders with questions or requiring assistance in voting are asked to contact Laurel Hill Advisory Group by calling 1-877-452-7184 (North America toll-free) or 1-416-304-0211 (international), by texting “INFO” to either 1-877-452-7184 or 1-416-304-0211, or by email at assistance@laurelhill.com.

At the Meeting, Equinox Gold shareholders will be asked to consider, and if deemed advisable, to approve, an ordinary resolution (requiring the affirmative vote of a simple majority of the votes cast by shareholders present in person or represented by proxy at the Meeting) (“Share Issuance Resolution”) authorizing and approving the issuance of up to 421,770,377 common shares of Equinox Gold (the “Arrangement Shares”) in connection with the proposed acquisition by the Company of all the outstanding common shares of Orla Mining Ltd. (TSX: OLA; NYSE American: ORLA) (“Orla”) by way of a proposed plan of arrangement (“Arrangement”).

Under the terms of the Arrangement, each Orla share will be exchanged for 1.00 Equinox Gold common share and US$0.0001 in cash. If the Arrangement is completed, existing Equinox Gold and former Orla shareholders will own approximately 67% and 33%, respectively, of the combined company.

The combined company will continue under the name Equinox Gold Corp. and will continue trading on the Toronto Stock Exchange (“TSX”) and the NYSE American Stock Exchange (“NYSE American”) under ticker symbol “EQX”.

Your vote is important, no matter how many Equinox Gold shares you hold. The Board of Directors of Equinox Gold has unanimously determined that the Arrangement is in the best interests of Equinox Gold and recommends that shareholders vote FOR the Share Issuance Resolution. The deadline for voting by proxy is 9:00 am (Vancouver time) on July 20, 2026.

Strategic Rationale
Equinox Gold’s Board of Directors and management team believe merging with Orla will accelerate achievement of the Company’s growth and revaluation objectives, delivering greater value to Equinox Gold shareholders than could be achieved on a standalone basis. The combination of Equinox Gold and Orla will create:

  North America’s new senior gold producer: 1.1 million ounces of gold production1 from a highly complementary portfolio of six North American mines, underpinned by a significant gold endowment of approximately 23 million ounces of Proven & Probable Mineral Reserves2;
  Peer leading, growth profile to more than 1.9 million ounces annually: Clear path to more than 800,000 ounces3 of near-term organic gold production growth from North American assets, both enhancing and accelerating Equinox Gold’s growth potential;
  Second largest producer of Canadian gold: 100% ownership of three cornerstone Canadian mines that are expected to collectively produce 685,000 ounces of gold in 20261 with potential for production growth and mine life extension from expansion and exploration upside;
  Enhanced scale and diversification while maintaining jurisdictional simplicity: Highly complementary asset portfolios in Canada, the USA and Mexico, allowing the shareholders of each company to participate in accelerated production growth milestones while maintaining a tier-one North American jurisdictional profile;
  Substantial free cash flow generation and robust financial position: Combined free cash flow profile of approximately $1.4 billion in 20264, based on current analyst consensus estimates, and approximately $1.4 billion of total available liquidity4 to drive growth and continued shareholder returns, while maintaining financial flexibility;
  Industry leading team of mine builders and operators: Key additions to both the Board and management team creates a leadership team with proven track records of delivering enhanced shareholder value across key metrics such as production, Mineral Reserves, cash flow and net asset value, and a shared commitment to operational excellence, disciplined capital allocation and responsible mining;
  Diversified portfolio provides scale and optionality: Six producing mines and four growth projects across four North American countries (Canada, USA, Mexico and Nicaragua) provide immediate operating strength, project sequencing flexibility, known near-mine exploration upside and longer-term optionality;
  Improved capital markets profile and significant re-rate potential: Combined company delivers advantages neither company could achieve on a standalone basis, including increased scale and liquidity, lower risk, peer-leading production growth underpinned by a sizeable Mineral Reserve endowment, and stronger free cash flow, providing significant re-rating potential.

Meeting Materials
Equinox Gold’s management information circular, which includes additional information regarding the background to and anticipated benefits of the Arrangement, the business of the Meeting, and instructions for participating in the Meeting and the voting process (“Meeting Materials”), is being distributed to shareholders by mail. Upon receipt of the Meeting Materials, which contain personalized voting information, shareholders can vote their shares online, by telephone or by mail, or can attend the Meeting and vote in person. Shareholders who cannot attend in person are invited to join an online webcast; however, the webcast is being provided for viewing purposes only. There will be no ability to vote via the webcast.

Attend in Person
Suite 3500, 1133 Melville Street, Vancouver, BC

Attend Online
www.equinoxgold.com/shareholder-events

The Meeting Materials can be downloaded at www.equinoxgold.com/shareholder-events and from Equinox Gold’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar. Shareholders must have their personalized control number to vote their shares. The control number is located in the bottom left corner of the proxy or voting instruction form.

The deadline for voting by proxy is 9:00 am (Vancouver time) on July 20, 2026. Beneficial shareholders should vote well in advance, as brokers and intermediaries may impose earlier voting deadlines.

Shareholder Questions & Voting Assistance
Equinox Gold has retained Laurel Hill Advisory Group (“Laurel Hill”) to assist with shareholder communications and proxy solicitation in connection with the Meeting. If you have any questions before the Meeting about the proposed acquisition, Equinox Gold, the Meeting Materials or the voting process, please contact Laurel Hill by calling 1-877-452-7184 (North America toll-free) or 1-416-304-0211 (international), by texting “INFO” to either 1-877-452-7184 or 1-416-304-0211, or by email at assistance@laurelhill.com.

Advance Ruling Certificate & Conditions of Closing
The Company is pleased to advise that on June 1 2026, Equinox Gold received a no action letter from the Canadian Competition Bureau, satisfying the Canadian Competition Approval closing condition for the Arrangement. Approval of the listing of the Arrangement Shares on the TSX has also been received. Remaining conditions include shareholder and court approvals, Mexican competition authorization, approval of the listing of the Arrangement Shares on the NYSE American, and other customary closing conditions. Subject to the satisfaction of the remaining conditions, the Arrangement is expected to close in Q3 2026.

Qualified Person and Technical Information
The scientific and technical information contained in this news release was approved by Matthew MacPhail, P.Eng., Senior Vice President Business Planning and Technical Services for Equinox Gold and a “Qualified Person” under National Instrument 43-101.

1 Mid-point of Equinox Gold’s and Orla’s 2026 guidance, on a full-year basis, as further detailed in the Equinox Gold news release dated January 14, 2026 and the Orla news release dated January 20, 2026, respectively.
2 See Technical Information, Cautionary Note to U.S. Readers Concerning Estimates of Mineral Reserves, and Forward-looking Statements. A full breakdown of Equinox Gold’s mineral reserves and resources is available in its most recently filed Annual Information Form, which is available on Equinox Gold’s profile on SEDAR+ and EDGAR, and on Equinox Gold’s website. A full breakdown of Orla’s mineral reserves and resources is available in its most recently filed Annual Information Form, which is available on Orla’s profile on SEDAR+ and EDGAR, and on Orla’s website.
3 Anticipated production growth comes from completion of the Valentine Phase 2 expansion (Canada) and with Castle Mountain (USA), South Railroad (USA), Los Filos (Mexico) and Camino Rojo underground (Mexico) in production and operating in line with expectations outlined in current technical reports, which technical reports are available under the respective SEDAR+ profiles of Equinox Gold (in the case of Valentine, Castle Mountain and Los Filos) and Orla (in the case of South Railroad and Camino Rojo).
4 Free cash flow is a non-IFRS measure, which are measures with no standardized meaning under International Financial Reporting Standards (“IFRS”) and may not be comparable to similar measures presented by other companies. See Non-IFRS Measures. Total combined liquidity at March 31, 2026 as per Equinox Gold and Orla’s financial results.

Equinox Gold Contact
Ryan King
Executive Vice President, Capital Markets
T: +1 778.998.3700
E: ryan.king@equinoxgold.com
E: ir@equinoxgold.com

Cautionary Note Regarding Forward-looking Statements

This news release includes certain statements and information that constitute “forward-looking statements” and “forward-looking information” within the meaning of applicable securities legislation and may include future-oriented financial information (collectively “forward-looking statements”), including statements regarding the intent of Equinox Gold, or the beliefs or current expectations of the officers and directors of Equinox Gold. When used in this news release, words such as “will”, “create”, “expected”, “proposed”, and similar expressions are intended to identify these forward-looking statements as well as phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “occur” or “be achieved” or the negative connotation of such terms. As well, forward-looking statements may relate to future outlook and anticipated events, such as the consummation and timing of the Arrangement and the shareholder meetings related thereto; the satisfaction of the conditions precedent to the Arrangement; the strengths, characteristics, value, portfolio and potential of Equinox Gold post-closing; the strategic vision for Equinox Gold and expectations regarding production capabilities and the ability of Equinox Gold to successfully advance its projects post-closing; the accuracy of the pro forma financial position and outlook of the Equinox Gold post-transaction; production guidance; returns to shareholders; potential re-rating of Equinox Gold post-closing; Equinox Gold’s ability to achieve the production, cost and development expectations outlined in the technical reports related to the Valentine, Castle Mountain, Los Filos, Musselwhite, Camino Rojo and South Railroad expansions; the results of the feasibility studies at Valentine, Castle Mountain, and Los Filos; and discussion of future plans, projections, objectives, estimates and forecasts and the timing related thereto.

The forward-looking statements contained in this new release include certain material assumptions and estimates regarding the forward-looking statements that, if untrue, could cause actual results, performances or achievements of Equinox Gold to be materially different, including without limitation, assumptions regarding future gold prices, future prices of inputs to Equinox Gold’s operations, future exchange rates, the Company’s ability to carry on exploration, development, and mining activities as currently contemplated; the success of the new management team; the realization of synergies and premiums; the satisfaction of all conditions to the completion of the Arrangement; Mineral Reserve and Mineral Resource estimates and the assumptions on which they are based; and that there will be no material adverse changes or disruptions affecting either Equinox Gold or Orla or their respective properties. While Equinox Gold considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect.

Although Equinox Gold believes that the expectations reflected in such forward-looking statements are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. The Company cautions that forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements contained in this news release. Such factors include, without limitation: risks related to fluctuations in gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services; fluctuations in currency markets; sanctions and/or tariffs against countries where Equinox Gold has assets; the potential for labour-related disruptions and unplanned delays or interruptions in scheduled construction, development and production, including by blockade; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); the closing of the Arrangement; proposed changes in management and the board of directors; inadequate insurance, or inability to obtain insurance to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; Equinox Gold’s ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; changes in laws, regulations and government practices, including environmental, export and import laws and regulations; capital, decommissioning and reclamation estimates; the potential for legal restrictions relating to mining including; expropriation; increased competition in the mining industry; and the ability of Equinox Gold to work productively with its Indigenous and community partners. Additional factors are identified in Equinox Gold’s Management’s Discussion & Analysis (“MD&A”) dated February 20, 2026 and its most recently filed Annual Information Form, both for the year ended December 31, 2025, and in its MD&A dated May 6, 2026 for the three months ended March 31, 2026, all of which are available on Equinox Gold’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar; and in Orla’s MD&A dated March 19, 2026 and in its most recently filed Annual Information Form, both for the year ended December 31, 2025, and in Orla’s MD&A dated May 8, 2026 for the three months ended March 31, 2026, all of which are available on Orla’s profile on SEDAR+ and on EDGAR. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or information contained in this news release.

Forward-looking statements are designed to help readers understand management's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, the Company assumes no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If Equinox Gold updates any one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.